UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 1 TO

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned company (the “Company”) previously notified the Securities and Exchange Commission on Form N-6F, filed on September 25, 2020, that it intends to file a notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”), and in connection with such notice submitted the following information:

Name:	Kayne Anderson BDC, LLC

Address of Principal Business Office:	811 Main Street 14th Floor Houston, Texas 77002

Telephone Number:	(713) 493-2020

Name and Address of Agent for Service of Process:	Cogency Global Inc. 850 New Burton Road, Suite 201 Dover, Delaware 19904

This Amendment No. 1 to the Company’s Form N-6F is necessary because of delays in the commencement of the Company’s offering, which delays were unforeseen at the time of the original filing.

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this Amendment No. 1 to its Notice of Intent to Elect to be Subject to Sections 55 through 65 of the Act pursuant to Section 54(a) of the Act to be duly executed on its behalf in the city of Houston and the state of Texas on the 2nd day of December 2020.

Kayne Anderson BDC, LLC

/s/ Jarvis V. Hollingsworth

Name:	Jarvis V. Hollingsworth
Title:	Secretary

Attest:	/s/ Terry A. Hart

	Name:	Terry A. Hart
	Title:	Chief Financial Officer and Treasurer